Exhibit 99.2

Cresco Labs Announces Fourth Quarter & Full Year 2020 Results with Record Revenue, Adjusted EBITDA1 and Operating Cash Flow

Company affirms position as the largest wholesaler of branded products in the industry with $274.0 million in wholesale revenue for the year

•	Record full year 2020 revenue of $476.3 million, up 271% YoY

•	Record full year 2020 adjusted EBITDA[1] of $116.0 million

•	Record fourth quarter revenue of $162.3 million Record fourth quarter adjusted EBITDA[1] of $50.0 million

•	Record fourth quarter retail revenue of $68.8 million from 19 stores, an average of $3.6 million per store[2]

CHICAGO—(BUSINESS WIRE)— Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), one of the largest vertically integrated multi-state cannabis operators in the United States, today released its financial results for the year ended December 31, 2020. All financial information presented in this release is in U.S. dollars, unless otherwise noted.

Management Commentary

“2020 was a remarkable year for Cresco Labs. We dedicated our resources to the most strategic markets, grew our leadership as the number one wholesaler of branded cannabis products, executed high efficiency retail, and generated substantial operating leverage as we scaled. We laid out our objectives at the beginning of the year and we executed on what we set out to accomplish, resulting in the largest year-over-year revenue growth among tier one MSOs,” said Charles Bachtell, Co-founder and CEO of Cresco Labs. “In 2021, cultivation expansions are underway and we are executing accretive M&A as we repeat our playbook in more states. Our best-in-class execution was on display in 2020 and it’s what you can expect from Cresco Labs for years to come.”

Financial Highlights

Full Year 2020 Operating Results

•

Revenue was $476.3 million, an increase of $347.7 million or a 271% increase over full year 2019 revenue. Growth was driven by cultivation expansion in Illinois and Pennsylvania as well as strong sequential same-store growth.

•	Operational Gross Profit[1] as a Percentage of Revenue was 51.5% as compared to 48.2% for full year 2019.

•	Adjusted EBITDA[1] was $116.0 million, an increase of $108.0 million over full year 2019 Adjusted EBITDA.

Fourth Quarter 2020 Operating Results

•

Revenue for the fourth quarter of 2020 was $162.3 million, an increase of $9.0 million or a 6% increase over the third quarter of 2020. Second half 2020 revenue grew 96% over first half of 2020 revenue.

•	Operational Gross Profit[1] as a Percentage of Revenue was 55% for the fourth quarter of 2020 as compared to 53% for the third quarter of 2020.

•	Adjusted EBITDA[1] was $50.0 million, an increase of 8% over the third quarter of 2020.

•	Net Cash Provided by Operating Activities was $21.4 million for the fourth quarter of 2020, compared to $17.8 million provided in the third quarter of 2020.

Balance Sheet and Liquidity

•

As of December 31, 2020, current assets were $361.8 million, including cash and cash equivalents of $136.3 million. The Company had working capital of $167.1 million and total debt, net of issuance costs of $184.5 million.

•	Total shares on a fully converted basis were 384,801,220 as of December 31, 2020.

Summary of Cresco Labs’ 2020 Social Equity and Education Development Program

Please click here to view our 2020 annual SEED Report.

Capital Markets and Financing

•	On December 14, 2020, the Company closed an agreement with lenders to extend maturity of senior secured term loan to 2023 and increased the facility to $200 million.

•	Subsequent to year end, on January 14, 2021, the Company entered into a definitive agreement with Bluma Wellness Inc. (CSE: BWEL.U) (OTCQX:BMWLF), a vertically integrated operator in Florida.

•

On January 14, 2021, the Company announced the commencement of a best efforts overnight marketed offering (the “Offering”) of Subordinate Voting Shares of the Company. On January 15, 2021, the Company closed the Offering for total gross proceeds of approximately $125.0 million.

•	On February 16, 2021, the Company closed its acquisition of four Ohio dispensaries previously operated by Verdant Creations, LLC and its affiliates.

•

Lastly, on March 18, 2021, the Company entered into a definitive agreement to acquire all of the issued and outstanding equity interests in Cultivate Licensing LLC and BL Real Estate LLC, a vertically integrated Massachusetts operator.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results and provide investors with key business highlights on Thursday, March 25, 2021, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-855-979-6654 (US), 1-833-294-2546 (CA), 0800-640-6441 (UK), or 44-20-3936-2999 (Int’l) and providing conference ID 885607. Archived access to the webcast will be available for one year on the Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the year ended December 31, 2020. The Company expects to file its audited consolidated financial statements on SEDAR by March 26, 2021. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the

Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2019, previously filed on SEDAR.

Cresco Labs references certain non-IFRS financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-IFRS Financial Measures” section at the end of this press release for more detailed information.

Non-IFRS Financial Measures

Operational gross profit, EBITDA and Adjusted EBITDA, net of impact of biological assets, are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided these non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS and may not be comparable to similar measures presented by other issuers. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco, High Supply, Mindy’s Edibles, Good News, Remedi, Wonder Wellness Co. and FloraCal Farms. Sunnyside*, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 expected to be filed on March 26, 2021, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

[1]

See “Non-IFRS Financial Measures” at the end of this press release for more information regarding the Company’s use of non-IFRS financial measures. Adjusted EBITDA is presented net of impact of biological assets.

[2]	Includes only revenue from the 19 cannabis stores open for the entire quarter.

Cresco Labs Inc.

Financial Information and Non-IFRS Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Consolidated Statements of Operations

For the Three Months Ended December 31, 2020, September 30, 2020 and December 31, 2019

and

Years Ended December 31, 2020 and 2019

	For the Three Months Ended			For the Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
	2020	2020	2019	2020	2019
($ in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue	$162,317	$153,298	$41,382	$476,251	$128,534
Cost of sales - production costs	(89,346)	(74,148)	(27,676)	(270,529)	(82,904)

Gross profit before fair value adjustments	72,971	79,150	13,706	205,722	45,630
Realized changes in fair value of inventory sold	(75,983)	(72,560)	(34,657)	(214,901)	(91,080)
Unrealized gain on changes in fair value of biological assets	98,712	78,041	28,601	293,119	109,531

Gross profit	95,700	84,631	7,650	283,940	64,081

GP%	59.0%	55.2%	18.5%	59.6%	49.9%
Expenses:
Selling, general and administrative	68,136	46,763	32,166	206,738	94,118
Depreciation and amortization	5,584	5,800	1,361	21,361	4,219

Total expenses	73,720	52,563	33,527	228,099	98,337
Income (loss) from operations	21,980	32,068	(25,877)	55,841	(34,256)

Other expense:
Interest expense, net	(10,361)	(11,319)	(4,275)	(39,493)	(7,875)
Other expense, net	(19,809)	(2,983)	(10,606)	(8,009)	(8,647)
Loss from investment in associates	(927)	(134)	(170)	(1,181)	(63)

Total other expense, net	(31,097)	(14,436)	(15,051)	(48,683)	(16,585)

Income (loss) before income taxes	(9,117)	17,632	(40,928)	7,158	(50,841)
Income tax expense	(14,256)	(12,690)	(4,288)	(43,720)	(14,461)

Net income (loss) [1]	$(23,373)	$4,942	$(45,216)	$(36,562)	$(65,302)

[1]	Net income (loss) includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Summarized Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

	December 31,
	2020	2019
($ in thousands)	(Unaudited)	(Audited)
Cash and cash equivalents	$136,339	$49,102
Other current assets	225,415	110,236
Property and equipment, net	195,231	155,839
Intangible assets, net	195,518	94,206
Goodwill	451,861	137,719
Other non-current assets	128,760	69,452

Total assets	$1,333,124	$616,554
Total current liabilities	194,640	150,169

Total long-term liabilities	413,726	143,762
Total shareholders’ equity	724,758	322,623

Total liabilities and shareholders’ equity	$1,333,124	$616,554

Cresco Labs Inc.

Unaudited Revenue and Gross Profit Metrics

For the Three Months Ended December 31, 2020, September 30, 2020 and December 31, 2019

and

Years Ended December 31, 2020 and 2019

	For the Three Months Ended			For the Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
	2020	2020	2019	2020	2019
($ in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue	$162,317	$153,298	$41,382	$476,251	$128,534
Cost of sales – production costs[1]	(89,346)	(74,148)	(27,676)	(270,529)	(82,904)
Realized changes in fair value of inventory sold	(75,983)	(72,560)	(34,657)	(214,901)	(91,080)
Unrealized gain on changes in fair value of biological assets	98,712	78,041	28,601	293,119	109,531

Gross profit	$95,700	$84,631	$7,650	$283,940	$64,081

Cultivation costs expensed under IAS 41[2]	4,549	(3,934)	2,807	10,616	8,837
Net impact of fair value of biological assets	(22,729)	(5,481)	6,056	(78,218)	(18,451)
Expansion, relaunch and rebranding costs[3]	9,669	2,693	3,380	20,859	6,259
COVID-19 related expenses	785	846	—	3,518	—
Adjustments for acquisition and other non-core costs	545	—	—	545	—
Fair value markup for acquired inventory	—	1,843	1,273	4,063	1,273

Operational gross profit (Non-IFRS)	$88,519	$80,598	$21,166	$245,323	$61,999

Operational GP%	54.5%	52.6%	51.1%	51.5%	48.2%

[1]	Production (cultivation, manufacturing, and processing) costs related to products sold during the period.
[2]	Costs would be capitalized under IAS 2 and do not reflect cost of inventory sold in the period.
[3]	Costs related to non-recurring third-party product costs, start-up costs, discontinued inventory, and samples/discounts to expand footprint and relaunch in certain markets.

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA

For the Three Months Ended December 31, 2020, September 30, 2020, and December 31, 2019

and

Years Ended December 31, 2020 and 2019

	For the Three Months Ended			For the Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
	2020	2020	2019	2020	2019
($ in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net income (loss)[1]	$(23,373)	$4,942	$(45,216)	$(36,562)	$ (65,302)
Depreciation and amortization	11,194	10,831	3,925	40,019	11,911
Interest expense, net	10,361	11,319	4,275	39,493	7,875
Income tax expense	14,256	12,690	4,288	43,720	14,461

Earnings before interest, taxes, depreciation and amortization (EBITDA) (Non-IFRS)	$12,438	$39,782	$(32,728)	$86,670	$(31,055)

Expansion, relaunch and rebranding costs[2]	9,669	2,693	3,380	20,859	6,259
COVID-19 related expenses	1,040	956	—	4,644	—
Other expense, net	19,809	2,983	10,606	8,009	8,647
Loss from investment in associates	927	134	170	1,181	63
Fair value markup for acquired inventory	—	1,843	1,273	4,063	1,273
Cultivation costs expensed under IAS 41[3]	4,549	(3,934)	2,807	10,616	8,837
Adjustments for acquisition and other non-core costs	18,233	4,424	7,179	39,705	17,549
Management incentive compensation (share-based)	6,019	3,033	4,122	18,494	14,867
Adjusted EBITDA (Non-IFRS)	$72,684	$51,914	$(3,191)	$194,241	$26,440
Net impact of fair value of biological assets	(22,729)	(5,481)	6,056	(78,218)	(18,451)

Adjusted EBITDA (non-IFRS), net of impact of biological assets	$49,955	$46,433	$2,865 $	116,023	$7,989

[1]	Net income (loss) includes amounts attributable to non-controlling interests.
[2]	Costs related to non-recurring third-party product costs, start-up costs, discontinued inventory, and samples/discounts to expand footprint and relaunch in certain markets.
[3]	Costs would be capitalized under IAS 2 and do not reflect cost of inventory sold in the period.

Cresco Labs Inc.

Summarized Consolidated Statements of Cash Flows

For the Three Months Ended December 31, 2020, September 30, 2020 and December 31, 2019

and

Years Ended December 31, 2020 and 2019

	For the Three Months Ended			For the Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
	2020	2020	2019	2020	2019
($ in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net provided by (used in) operating activities	$21,379	$17,770	$(6,551)	$(10,831)	$(25,189)
Net cash used in investing activities	(8,214)	(12,147)	(21,694)	(44,113)	(107,596)
Net cash provided by (used in) financing activities	68,752	(18,869)	645	142,674	48,909
Effect of foreign currency exchange rate changes on cash	(760)	(1,005)	—	(1,108)	—

Net increase (decrease) in cash and cash equivalents	$81,157	$(14,251)	$(27,600)	$86,622	$(83,876)

Cash and cash equivalents and restricted cash, beginning of period	59,617	73,868	81,752	54,152	138,028

Cash and cash equivalents and restricted cash, end of period	$140,774	$59,617	$54,152	$140,774	$54,152

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications

Officer press@crescolabs.com

312-953-2767

Investors

Jake Graves, Cresco Labs

Investor Relations Manager

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Source: Cresco Labs Inc.